No act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

May 23, 2007

Nikki Poulos, Esq.
Managing Director and General Counsel
The Depository Trust & Clearing Corporation
55 Water Street
New York, NY 10041-0099



Re: **Fixed Income Clearing Corporation**

Dear Ms. Poulos:

In your letter dated May 22, 2007,[1] you request assurance on behalf of the Fixed Income Clearing Corporation ("FICC") that the staff of the Division of Market Regulation ("Staff") of the Securities and Exchange Commission ("Commission") will not recommend enforcement action to the Commission if broker-dealer participants of the Mortgage-Backed Securities Division ("MBSD") of FICC[2] satisfy their disclosure obligations under Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act") in reliance on the no-action letter issued by the Staff to the predecessor of MBSD on June 27, 1997, under the circumstances set forth below and in your letter.[3] Specifically, you request assurance that the Staff will not recommend enforcement action to the Commission if broker-dealer participants of MBSD rely on (i) the Purchase and Sale Report and the Message Detail Report or (ii) the new RTTM Purchase and Sale Report and the RTTM Open Commitment Report that MBSD delivers to customer participants as the confirmations that such broker-dealers are required to give or send to such customer participants under Rule 10b-10 for principal transactions in mortgage-backed securities.

Based on the facts and representations set forth in the 1997 No-Action Letter, as modified by your letter, the Staff will not recommend enforcement action to the Commission against FICC or broker-dealer participants of MBSD if broker-dealers

[1] Each defined term in this letter has the same meaning as defined, directly or by reference, in your letter, unless we note otherwise.

[2] As you explained in your letter, the Mortgage-Backed Securities Division of FICC was formerly known as the MBS Clearing Corporation. In January 2003, the Government Securities Clearing Corporation and the MBS Clearing Corporation merged to form the Fixed Income Clearing Corporation. FICC operates two divisions, the Government Securities Division and the Mortgage-Backed Securities Division.

[3] See letter dated June 27, 1997 from Jack Drogin, Special Counsel, Division of Market Regulation, to Anthony H. Davidson, MBS Clearing Corporation, and letter dated June 19, 1997 from Anthony H. Davidson, MBS Clearing Corporation, to Catherine McGuire, Chief Counsel, Division of Market Regulation ("1997 No-Action Letter").

participants of MBSD rely on (i) the Purchase and Sale Report and the Message Detail Report or (ii) the new RTTM Purchase and Sale Report and the RTTM Open Commitment Report that MBSD delivers to customer participants as the confirmations that such broker-dealers are required to give or send to such customer participants under Rule 10b-10 for principal transactions in mortgage-backed securities.

This no-action position is subject to modification or revocation if at any time the Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, this position is based solely upon the representations you have made and is limited strictly to the facts and circumstances described in your incoming letter. Any different facts or circumstances may require a different response. Finally, we express no view with respect to other questions the proposed activities of FICC or any broker-dealer participants of MBSD relying on this relief may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

Sincerely,



Matthew A. Daigler
Special Counsel



Nikki M. Poulos
Managing Director
General Counsel FICC and
Chief Privacy Officer

Tel: 212 855 7633
Fax: 212 855 3215
npoulos@dtcc.com

The Depository Trust & Clearing Corporation
55 Water Street
New York, NY 10041-0099

May 22, 2007

Ms. Catherine McGuire, Esq.
Chief Counsel
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. McGuire:

On behalf of the Fixed Income Clearing Corporation ("FICC"), we are writing to request assurance from the staff of the Division of Market Regulation ("Staff") of the Securities and Exchange Commission ("Commission") that it will not recommend enforcement action to the Commission if broker-dealer participants of the Mortgage-Backed Securities Division (the "MBSD") of FICC[1] satisfy their disclosure obligations under Rule 10b-10 under the Securities Exchange Act of 1934 in reliance on the no-action letter issued by the Staff to the predecessor of the MBSD on June 27, 1997, under the circumstances set forth below. Specifically, we request assurance that the Staff will not recommend enforcement action to the Commission if broker-dealer participants of the MBSD rely on (i) the Purchase and Sale Report and the Message Detail Report or (ii) the new RTTM Purchase and Sale Report and the RTTM Open Commitment Report that MBSD delivers to customer participants (as defined below) as the confirmations that such broker-dealers are required to give or send to such customer participants under Rule 10b-10 for principal transactions in mortgage-backed securities.

---

[1] The Mortgage-Backed Securities Division of FICC was formerly known as the MBS Clearing Corporation. In January 2003, the Government Securities Clearing Corporation and the MBS Clearing Corporation merged to form the Fixed Income Clearing Corporation. FICC operates two divisions, the Government Securities Division and the Mortgage-Backed Securities Division. FICC is a clearing agency registered with the Commission pursuant to Section 17A of the Act. The Mortgage-Backed Securities Division is the sole provider of automated post-trade comparison, netting, risk management and pool notification services to the mortgage-backed securities market. The Division provides its specialized services to major market participants active in various Government National Mortgage Association (GNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Fannie Mae (FNMA) Mortgage-Backed Securities programs.

The MBSD currently has approximately 85 clearing participants, consisting of broker-dealers, mortgage bankers, commercial banks, insurance companies, hedge funds and other financial institutions that submit mortgage-backed securities transactions for the matching, netting and risk management services provided by the MBSD.

In a letter to the Commission dated June 19, 1997, MBS Clearing Corporation stated that while most mortgage-backed securities trades were between two broker-dealers, broker-dealer to customer transactions were increasing. The broker-dealer participants at that time asked the MBS Clearing Corporation to seek no-action relief to enable the broker-dealer participants to rely on the reports and confirmations provided to customer participants by the MBS Clearing Corporation to satisfy Rule 10b-10 confirmation delivery requirements.

At that time, the MBS Clearing Corporation was providing two reports to participants: the "Purchase and Sale Report" and the "Message Detail Report." The Purchase and Sale Report reflected a participant's compared transactions in eligible securities, as it does today. The Message Detail Report conveyed pool allocation information with respect to transactions in mortgage-backed securities, as it does today. The rules of the MBSD currently provide that both such reports furnished by the MBSD constitute the sole confirmation of the transaction and evidence a valid, binding contract. The Staff granted no-action relief to allow, among other things, MBS Clearing Corporation broker-dealer participants to rely on these two reports (with the addition of legends to be included on each report as detailed in the June 19, 1997 letter and as reiterated below) to provide all of the transaction specific information that is required to be provided by broker-dealers to their customers under Rule 10b-10.

Recently, the MBSD submitted to the Commission, and the Commission approved, a rule filing establishing new reporting processes to support the bilateral comparison of pool details associated with specified pool trade ("SPT") activity.[2] Upon implementation, two new reports will be made available to members, the "RTTM[3] Purchase and Sale Report" and the "RTTM Open Commitment Report." As with the Purchase and Sale Report and the Message Detail Report, (i) the MBSD will deliver the RTTM Purchase and Sale Report and the RTTM Open Commitment Report to its participants electronically on-line and/or by file transmission; (ii) participants will be able to print hard copies of the RTTM Purchase and Sale Report and the RTTM Open Commitment Report from their own terminals and can also download them onto their own computer or a disk; (iii) the RTTM Purchase and Sale Report and the RTTM Open Commitment Report will also be made available by the MBSD in hard copy if participants so request; and (iv) the MBSD will preserve records of the RTTM Purchase and Sale Report for a period of seven years.

---

[2] *See* SR-FICC-2006-11; Rel. No. 34-54899; Fed. Reg. Vol. 71, Number 240.

[3] "RTTM" is an acronym for FICC's real-time trade matching service. RTTM allows for submission of trade data upon execution, provides for immediate confirmation and creates the foundation for straight-through processing. The MBS Clearing Corporation implemented the RTTM service for transactions in mortgage-backed securities in 2002.

These two reports will contain all of the information contained in the existing Purchase and Sale Report and the Message Detail Report (which the MBSD will continue to make available to participants) and will also reflect the pool number and original face value as matching criteria submitted by MBSD participants. In addition, as required by the Staff in the June 27, 1997 letter, the MBSD will continue to include on all of the reports legends that (i) state that the actual yield of securities set forth on the report may vary according to the rate at which the underlying receivables or other financial assets are prepaid, and that information concerning the factors that affect yield (including a minimum estimated yield, weighted average life, and the prepayment assumptions underlying yield) will be furnished to the customer upon written request, (ii) identify the MBSD broker-dealer participants that are not SIPC members, and (iii) state that the time of the transaction will be furnished to the customer upon request.

Other than as described above, all other facts and representations set forth in the June 19, 1997 letter remain unchanged.

Based on the foregoing, FICC respectfully requests the Staff's assurance that it would not recommend enforcement action to the Commission if broker-dealer participants of the MBSD rely on (i) the Purchase and Sale Report and the Message Detail Report or (ii) the new RTTM Purchase and Sale Report and the RTTM Open Commitment Report that the MBSD delivers to its customer participants as the confirmations that such broker-dealers are required to give or send to such customer participants under Rule 10b-10 for principal transactions in mortgage-backed securities.

If you should have any questions regarding his letter, please do not hesitate to contact Allison Finnegan, Senior Associate Counsel, at 212-855-3283.

Sincerely,



Nikki Poulos
Managing Director and General Counsel

cc: Brian A. Bussey
Matthew A. Daigler
Jerry Carpenter
Michael Milone

END